

13000737



Act: 1934
Section: 3(a)(10)
Rule:
Public Availability: 3/4/2013

P.E. 2/14/2013

March 4, 2013



**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: HCC Risk Solutions Company
Incoming letter dated February 14, 2013

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

The Division will not recommend enforcement action to the Commission if, in reliance on your opinion of counsel that the operation of the Program does not involve the offering of a "security," the Program is operated as described in your letter without registration under the Securities Act or the Exchange Act.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Kim McManus
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

March 4, 2013

**Mail Stop 4561**

Robyn Zolman
Gibson Dunn & Crutcher LLP
1801 California Street
Denver, CO 80202-2642

**Re: HCC Risk Solutions Company**

Dear Ms. Zolman:

In regard to your letter of February 14, 2013, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,



Jonathan Ingram
Deputy Chief Counsel

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1801 California Street
Denver, CO 80202-2642
Tel 303.298.5700
www.gibsondunn.com

Robyn Zolman
Direct +1 303.298.5740
Fax +1 303.313.2830
RZolman@gibsondunn.com

Client 41813-00001

February 14, 2013

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F. Street, N.E.
Washington, D.C. 20549

Securities Act of 1933 §2(a)(1)
Securities Exchange Act of 1934 §3(a)(10)

Re: HCC Risk Solutions Company

Dear Sir/Madam:

On behalf of HCC Risk Solutions Company (the "Company"), a wholly-owned subsidiary of HCC Life Insurance Company ("HCC Life"), we request the concurrence of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that the operation of the Company's captive medical stop-loss reinsurance program described herein (the "Program") does not involve the offer and sale of a "security" within the meaning of the Securities Act of 1933, as amended (the "Securities Act") or constitute a "security" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and its assurance that it would not recommend to the Commission that any enforcement action be taken with respect to the operation of the Program and the offer or sale of medical stop-loss reinsurance through the Program without registration thereof under the Securities Act or the Exchange Act.

## I. Structure of the Program

### A. Background

The Company is a corporation organized and existing under the laws of the State of Nevada, and is a registered "Sponsored captive insurer" under Chapter 694C of the Nevada Revised

Statutes.[1] HCC Life, the Company's parent, is an Indiana corporation that provides medical stop-loss, group term and short term medical insurance. HCC Life is a wholly owned subsidiary of HCC Insurance Holdings, Inc., a publicly traded specialty insurance group that offers more than 100 classes of specialty insurance within five segments: U.S. property & casualty, professional liability, accident & health, U.S. surety & credit, and international.

**B. Description of Business**

Many businesses choose to self-fund all or a portion of the medical insurance provided for their employees as an employee benefit. When an employer opts to self-fund its employees' medical insurance, the employer assumes the responsibility for paying the medical claims incurred by the covered employees and their families. To mitigate their financial risk, self-funded employers may opt to purchase stop-loss insurance from conventional insurers. Stop-loss insurance reimburses a self-funded employer for medical expenses incurred by the employer in excess of a designated amount.

Employers choose the amount of stop-loss insurance they wish to purchase based upon their risk appetite. Self-funded employers may seek different policy options to reduce the cost of their stop-loss insurance policy. One such option for reducing the cost of a stop-loss insurance policy is the use of a captive arrangement (described below) in which the employer (or a subsidiary of the employer) assumes a portion of risk from the stop-loss insurer. A self-funded employer can assume a limited, quantifiable amount of additional risk from the stop-loss insurer in exchange for a lower stop-loss insurance premium. This arrangement is one form of "reinsurance" of the underlying stop-loss insurance policy.

Captive insurance traditionally refers to insurance provided by a privately owned entity (a "captive insurer") that insures only its owner or owners. However, captive insurance can also be offered by conventional insurers through sponsored captive insurance arrangements, in which a sponsored captive insurer cedes risk to the captive's participants (e.g., stop-loss insurance policyholders). A sponsored captive insurer is typically owned by an independent insurance company, which provides the capital required by applicable insurance regulations

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[1] N.R.S. 694C.147 provides that a "Sponsored captive insurer" means a captive insurer:

1. In which the minimum capital and surplus required by applicable law is provided by one or more sponsors;
2. That is formed or licensed pursuant to this chapter;
3. That only insures the risks of its participants through separate participant contracts; and
4. That funds the liability for each participant through one or more protected cells where the assets of each protected cell are segregated from the assets of other protected cells and the assets of the general account of the sponsored captive insurer.

and administers the sponsored captive insurer. A medical stop-loss insurance policyholder may elect to participate in the sponsored captive insurer by having a portion of its stop-loss premiums ceded to the sponsored captive insurer to cover the additional risk assumed from the medial stop-loss insurer by the sponsored captive insurer with respect to the medical stop-loss insurance policy. If multiple policyholders pool their risk by participating in the same sponsored captive insurer, then each party may be able to pay a lower premium for that insurance. Thus, self-funded employers can reduce the costs of their stop-loss insurance policies by participating in a sponsored captive insurance arrangement that provides a form of reinsurance on a portion of each participant's underlying stop-loss insurance policy.

The Company is a sponsored captive reinsurance company (a "Sponsored Captive"). As a Sponsored Captive, the Company was established and funded by HCC Life to operate and administer several separate captive "Cells," in which self-funded employers that purchase medical stop-loss insurance from HCC Life can acquire partial reinsurance for those policies by pooling risks and resources with co-participants in the Cell. The purpose of each Cell will be to provide partial reinsurance of the medical stop-loss policies issued by HCC Life to the participants in the Cell. The Sponsored Captive will provide the necessary capital to satisfy the capital requirements of applicable insurance regulations, will retain all regulatory responsibility for each Cell's participants and will provide centralized administrative services for all of the Cells. Although several Cells will be administered by the Sponsored Captive, each Cell will be operated as a segregated account, in which the resources allocated to that Cell will be available to pay only the claims and expenses related to that Cell. The primary benefit of participation in a Cell is a reduction in the overall cost of medical stop-loss insurance for the Cell's participants.

### C. Operation of Cells

To participate in a Cell operated by the Company, each cell participant (a "Participant") must (i) acquire a medical stop-loss insurance policy (the "Stop-Loss Insurance Policy") from HCC Life and (ii) enter into a standard "Participation Agreement" with the Company, the terms of which are discussed further below. Participation in a Cell will be evidenced only by the Participation Agreement; no certificates or similar instruments will be issued to Participants. In connection with the execution of the Participation Agreement, the Company will enter into a reinsurance agreement with HCC Life, under which HCC Life will contribute to the Cell an agreed-upon portion of the premium it receives for the Participant's Stop-Loss Insurance Policy each year (an "Underwriting Year") and, in turn, the Cell will provide reinsurance coverage for an agreed-upon portion of HCC Life's liability on the Stop-Loss Insurance Policy for the Underwriting Year.

Thus, a portion of the premium paid by each Participant to HCC Life for its Stop-Loss Insurance Policy will be "ceded" to the Cell. The Cell will pay a portion of that ceded premium to HCC Life as annual commissions for establishing and maintaining the Company. These commissions will be approximately 18 percent of the Participant's Stop-Loss Insurance Policy annual premiums. The remainder of the ceded premium will be held by the Cell in a "Claim Fund Account" for the benefit of all of the Participants in the Cell; any interest or investment income earned thereon will be deposited into the Claim Fund Account and used primarily to pay the administrative fees of the financial institution administering the Claim Fund Account, and, if sufficient funds are available, a portion of the state and federal taxes incurred by the Company and allocated as a cost to the Cell.[2] The premiums in the Claim Fund Account will be available to reinsure each Participant's Stop-Loss Insurance Policy with HCC Life. Thus, if a Participant's employees incur large medical expenses, then some of the medical stop-loss insurance claims paid by HCC Life with respect to such Participant will be reimbursed by the Cell from the Claim Fund Account. The Cell will make disbursements as needed to pay the share of claims[3] and expenses[4] allocable to each Participant, including the payment of the annual commissions with respect to each Participant to HCC Life.

Each Participant will be required to contribute collateral to the Cell on an annual basis in an amount equal to 25% of the ceded premium with respect to that Participant. Participants will not be required to make any non-premium payments or contribute assets to the Cell other than the ceded premiums and collateral.[5]

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[2] The Company will invest the ceded premiums comprising the Claim Fund Account in cash, cash equivalents and low risk securities. Due to the short-term, low-risk nature of the Company's investments of the ceded premiums, the Company anticipates that all interest and investment income will be expended on such administrative fees and taxes. To the extent that there is any interest and investment income left over, it will be distributed in accordance with Section I.C.2, below.

[3] Such claims include the claims incurred and paid by HCC Life during the year as well as outstanding claim reserves for the year and reserves for future payment on claims that have been incurred but not yet reported.

[4] Such expenses include commissions paid to HCC Life (including without limitation issuer carrier fees, management fees, retail commissions, underwriting fees, claim service fees, loss control, etc.), the Cell's share of expenses paid or reserved and allocated to a specific claim by HCC Life, and other expenses (including without limitation banking and administrative fees, segregated filing fees, state premium taxes, and federal income taxes).

[5] The Company will accept collateral in the form of a letter of credit, cash, or trusted assets. In the event that a Participant contributes collateral in the form of cash or trusted assets, the other Participants in the Cell will not any receive any share of the interest or investment income earned from such collateral, if any. Cash contributed as collateral will be held together with the premiums in the Claim Fund Account and invested as described in footnote 2, above, and any interest or investment income earned thereon will be returned to the Participant that contributed it. If a Participant provides trusted assets as collateral, such assets will be placed in trust by the Participant and the Cell will only be permitted to draw upon the asset at

### 1. Sharing of Liabilities

As a Participant makes claims against its Stop-Loss Insurance Policy, the Cell will pay the reinsured portion of those claims to HCC Life by drawing on the ceded premiums received by the Cell (i.e., from all of the Participants) for that Underwriting Year. If the total claims and expenses incurred by the Cell exceed the amount of those ceded premiums, the Cell can satisfy its reinsurance liability by accessing the collateral controlled by the Cell.

Because the Participants' ceded premiums are pooled in the Claim Fund Account, each Participant in the Cell agrees to share the risk that each other Participants' claims and expenses may exceed the premiums ceded by HCC Life with respect to that Participant during the Underwriting Year. Thus, the Cell acts as a mutual insurer, in which the contributions of each insured party can be used to pay for the claims and share of expenses of another insured party. Pursuant to the Participation Agreement, if the claims and expenses with respect to a Participant (that Participant's "loss experience") exceed the premiums ceded by HCC Life with respect to that Participant, such shortfall will be paid by drawing on the assets of the Cell in the following order:

- First, from the premiums ceded by all Participants to the Claim Fund Account (i.e., premiums paid to HCC Life and ceded to the Cell);
- Second, from the collateral contributed by that Participant to the Cell that year;
- Third, from the remaining collateral contributed by other Participants, in proportion to those Participants' annual premiums.

Each Cell will also be provided, and highly encouraged to accept, an opportunity to purchase an aggregate excess policy for the Cell to pay any claims in excess of the total assets held by the Cell. When purchased, such a policy provides a transfer of risk from the Cell Participants to HCC Life, ensuring that the total assets of the Cell are never exhausted.[6] If a potential Cell chooses not to purchase aggregate excess coverage, then the Company will require the potential Participants in that Cell to provide additional documentation showing that they own sufficient assets to cover their worst possible reinsurance liabilities as calculated by applicable actuarial models. If the potential Cell Participants cannot provide such

(footnote continued from previous page)
the time of a claim (assuming that the premiums held by the Cell have been exhausted, as described in Section I.C.1.). Because the trusted assets will be held by the Participant until drawn upon by the Cell, any interest or investment income thereon would belong to the Participant.

[6] Currently, all potential Participants are expected to purchase such aggregate excess coverage for their Cells.

documentation, they will not be permitted to participate in a Cell. In addition, any Participants in a Cell that does not purchase aggregate excess coverage will be required to post additional collateral, as and when needed, to cover all ongoing losses of the Cell, so that the assets of the Cell are never exhausted. If a Participant fails to post the additional collateral required to be posted by the Company, its participation in the Cell will be terminated. There will be no recourse to the assets of the Company or of any other Cells managed by the Company.

**2. Cell Distributions**

The Participation Agreement also provides that the Cell may return unspent ceded premiums to the Cell's Participants if, after satisfying all liabilities in the manner described above, there remains an excess of ceded premiums in the Cell. Thus, if a Cell experiences very few claims in an Underwriting Year, the Participants may be eligible to recover a portion of their ceded premiums from that Underwriting Year. In effect, a Participant can receive a partial refund of its initial premium paid to HCC Life for its Stop-Loss Insurance Policy.

If the combined claims and expenses of the Cell do not exhaust the ceded premiums contributed by HCC Life with respect to the Cell's Participants for the Underwriting Year, then the Participants will be eligible for a distribution of the remaining funds in the Claim Fund Account for the Underwriting Year. To determine the amount of distributable funds, the Cell will aggregate the amounts by which the ceded premiums for all Participants exceed their claims in the Underwriting Year, and will add any interest or investment income earned on the ceded premiums for the Underwriting Year that was not expended on fees and applicable taxes as described above. Distributions will be made to each Participant in proportion to the amount of its ceded premiums at the beginning of the Underwriting Year. Such distributions will be calculated and paid twenty-four months after the end of the Underwriting Year.

Even if a Cell experienced no claims in an Underwriting Year, the Cell distribution to each Participant in the Cell would only result in a partial refund of each Participant's ceded premium. Because approximately 18 percent of a Participant's annual ceded premium will be used to pay annual commissions to HCC Life, any interest or investment income that could reasonably be expected to be earned from the short-term, low-risk and low-return investments in which the net ceded premiums are invested would be insufficient to cover the expenses of the cell and the amount of these commissions. As a result, a Cell Participant will not receive Cell distributions in excess of its ceded premiums regardless of the loss experience of the Cell.

### 3. Marketing

The Program will be marketed to self-funded employers who seek to purchase medical stop-loss insurance from HCC Life. The Program will not be marketed to individuals. The Program will be marketed only in connection with the sale or renewal of a Stop-Loss Insurance Policy from HCC Life; there can be no Participation in the Program without an underlying Stop-Loss Insurance Policy from HCC Life.

### 4. Other Rights and Obligations

a. Non-Transferability. A Participant's rights and obligations under the Participation Agreement cannot be sold, transferred, pledged, hypothecated, assigned or otherwise disposed of without prior written approval of the Company, which will be granted only if the Participant has been acquired and such acquiror assumes all of the rights and obligations of the Participant under the Participation Agreement and the Participant's underlying Stop-Loss Insurance Policy.

b. Termination. The Company will terminate a Participation Agreement upon the cancellation or expiration of the Stop-Loss Insurance Policy or immediately upon the failure of the Participant to provide its annual collateral or to permit the Company to draw upon that collateral.

c. Other. The Participation Agreement also contains provisions relating to reports issued by the Company, offset of amounts due from the Participant, maintenance of records, subrogation, arbitration for disputes, and the indemnification of the Company by the Participant.

## II. Legal Discussion

We are of the opinion that, under the foregoing circumstances, the operation of the Program as described above does not involve the offering of a "security" within the meaning of Section 2(a)(1) of the Securities Act or constitute a security under Section 3(a)(10) of the Exchange Act. Section 2(a)(1) of the Securities Act defines a "security" as:

> any note, stock, treasury stock, security future, security-based swap, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided

> interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security, certificate of deposit, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a "security," or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.

Section 3(a)(10) of the Exchange Act defines a "security" as:

> any note, stock, treasury stock, security future, security-based swap, bond, debenture, certificate of interest or participation in any profit-sharing agreement or in any oil, gas, or other mineral royalty or lease, any collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, any put, call, straddle, option, or privilege on any security, certificate of deposit, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or in general, any instrument commonly known as a ''security''; or any certificate of interest or participation in, temporary or interim certificate for, receipt for, or warrant or right to subscribe to or purchase, any of the foregoing; but shall not include currency or any note, draft, bill of exchange, or banker's acceptance which has a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof the maturity of which is likewise limited.

Neither the Participation Agreement nor any other aspect of the Program bears a label sufficient by itself to qualify as a security within the definition of Section 2(a)(1) of the Securities Act or Section 3(a)(10) of the Exchange Act. Thus, the Program does not fall literally within the purview of either statute. In analyzing whether a particular arrangement is a "security," however, the courts follow the general principle that "form should be disregarded for substance and the emphasis should be on economic reality." *Tcherepnin v. Knight*, 389 U.S. 332, 336 (1967).

The Program is an insurance relationship. Participation in a Cell is preconditioned on a Participant's status as a policyholder of a Stop-Loss Insurance Policy written by HCC Life.

A Participant is therefore subject to the rights and obligations under the Participation Agreement only during periods when it is a policyholder with HCC Life. Under Section 3(a)(8) of the Securities Act, insurance policies are exempt from registration if issued by a corporation subject to the supervision of an insurance commission of a state of the United States, as are both the Company and HCC Life. Furthermore, the Division of Corporation Finance has previously agreed not to recommend enforcement action in circumstances where the insurance relationship involves the pooling of risks and resources for reinsurance purposes, as is the case here.[7]

Furthermore, participation in the Program does not possess the significant characteristics of a traditional security that would lead a Participant to justifiably assume that federal securities laws apply to the Program. Specifically, the Program does not possess the significant characteristics typically associated with stock nor is it an investment contract.

### A. The Program Does Not Possess the Significant Characteristics of Stock

No aspect of the Program will be identified as "stock" or bear the label of a traditional security. An instrument identified as a traditional security, such as stock, must also "possess 'some of the significant characteristics typically associated with stock'" to be classified as a "security" within the scope of the statute. *E.g.*, *Landreth Timber Co. v. Landreth*, 471 U.S. 681, 686 (1985) (quoting *United Housing Foundation, Inc. v. Forman*, 421 U.S. 837, 851 (1975)). The Supreme Court has identified the significant characteristics typical of stock as: (i) the right to receive dividends contingent upon an apportionment of profits; (ii) negotiability; (iii) the ability to be pledged or hypothecated; (iv) the conferring of voting rights in proportion to the number of shares owned; and (v) the capacity to appreciate in value. *Id.* Even if an aspect of the Program were to bear the label of a traditional security, which is not expected to be the case, the Program could not be considered a security because it does not possess the typical characteristics of stock, as outlined below.

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[7] East Isles Reinsurance Ltd., April 1, 2009 ("East Isles"); American Re Corp., May 15, 1998 ("American Re"); SUBWAY Owners' Mutual Insurance Company, September 28, 1992 ( "SUBWAY Owners"); KFC Mutual Insurance Limited, June 29, 1988 ("KFC Mutual"); American Bankers Professional & Fidelity Insurance Co. Ltd., May 26, 1987 ("American Bankers"); HUTCO Insurance Limited, May 19, 1981 ("HUTCO Insurance"); Nat'l. Electrical Contractor's Ass'n., March 12, 1981 ("NECA Insurance"); Medical Device Mutual Assurance & Reinsurance Co., Ltd., January 29, 1979 ("Medmarc Mutual").

### 1. No Right to Dividends or Apportionment of Profits

Participants have no right to receive dividends contingent upon an apportionment of profits. As described above,[8] a Participant is eligible to receive a distribution in accordance with the Participation Agreement only when, after all claims and expenses incurred by the Cell have been satisfied, there are funds in the Claim Fund Account available for distribution. Thus, there is no automatic right to receive a distribution; rather, eligibility to receive a distribution is determined by the Cell's loss experience during the Underwriting Year.

In addition, any distribution paid to a Participant represents only a partial refund of the Participant's ceded premiums. In each Underwriting Year, a specified percentage of the ceded premiums will be paid to HCC Life in the form of commissions regardless of the Participant's or the Cell's loss experience; therefore, the distribution payments can only partially refund the portion of the Participant's annual ceded premium remaining after such commissions are paid. As described above,[9] Cell distributions will not exceed the amount of a Participant's ceded premiums, but rather will result in only a partial refund of the ceded premium. Rather than constituting an apportionment of profits, the distributions act as a reduction of the Participant's insurance expense for an Underwriting Year in which the Participant's Cell has a favorable loss experience. Further, a Participant cannot receive a distribution with respect to any period after it ceases maintaining its Stop-Loss Insurance Policy with HCC Life.

In the above respects, the Company operates each Cell much like a mutual insurance company, where the Division of Corporation Finance has previously recognized that the interests held by policyholders are not securities.[10]

### 2. No Negotiability

Participation is not negotiable, because participation is preconditioned on the purchase of a Stop-Loss Insurance Policy from HCC Life and transfer is prohibited without the consent of the Company, which consent will be granted only when the Participant has been acquired and such acquiror assumes all of the rights and obligations of the Participant under both the Participation Agreement and the Participant's Stop-Loss Insurance Policy. The rights and

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[8] Part I.C.2.

[9] Part I.C.2.

[10] East Isles; American Re; SUBWAY Owners; KFC Mutual; Refuse Insurance; American Bankers; First Monetary; Energy Insurance; Casual Excess; Health Associations; HUTCO Insurance; NECA Insurance; Nuclear Electric; Medmarc Mutual; Ad Hoc Committee on Nuclear Insurance, October 27, 1971 ("Nuclear Mutual").

obligations of participation in the Cell are therefore attached to and are not separable from the Participant's insurance relationship with HCC Life and the Company. Participation cannot be transferred independent of this policyholder relationship, and a Participant's status as a Participant will be terminated automatically and immediately if the Participant ceases to be a policyholder. In this respect, the Company's limitation on transferability is the same as that found in several circumstances in which the Division of Corporation Finance has previously agreed not to recommend enforcement action.[11]

### 3. No Ability to Pledge or Hypothecate

The Participation Agreement explicitly prohibits pledging and hypothecating the Participant's rights and obligations under the Participation Agreement.

### 4. No Voting Rights

Participants have no voting rights whatsoever.

### 5. No Reasonable Expectation of Appreciation in Value

There is no reasonable expectation of appreciation in value from participation in the Program. As described above,[12] Cell distributions will not exceed the amount of a Participant's ceded premiums but rather will result in only a partial refund of the ceded premium. Any such distributions would not be a return on an investment; instead, such distributions would be a reduction in the Participant's insurance expense resulting from the favorable loss experience of the Cell and the availability of funds to be distributed following satisfaction of all of the liabilities of the Cell. Furthermore, a Participant that withdraws prior to the end of the Underwriting Year would not receive any funds as a result of its withdrawal. Upon withdrawal prior to the end of the Underwriting Year, such Participant

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[11] For instance, the participation agreement in American Re provided that members "cannot negotiate, pledge, hypothecate or otherwise transfer the share of preferred stock without the consent of the Holding Company which does not intend to do so." American Re at 6. Similarly, in East Isles, transfer was prohibited "except in the event a Member Insured is merged, consolidated or substantially all of its assets are sold to another company and the Company's Board of Directors, in its discretion, permits the transfer of such rights and interests to the successor of such Member Insured." East Isles at 3. The language in SUBWAY Owners is also similar: interests were "not transferable except upon the sale by a Member Insured of one or more Subway Sandwich Shops insured by the U.S. Carrier and reinsured by the Company, and then only at the discretion of the Board of Directors of the Company." SUBWAY Owners at 7. See also KFC Mutual; Refuse Insurance; American Bankers.

[12] Part I.C.2.

will forfeit the right to receive any distributions, and all ceded premiums will be returned to HCC Life. A withdrawing Participant cannot transfer its interest as a Participant for value, so it can experience nothing akin to capital appreciation with respect to that interest.

Because participation in the Program does not possess the typical characteristics of stock, as outlined above, we are of the opinion that the operation of the Program and the offer and sale of medical stop-loss reinsurance through the Program cannot be classified as a security using such an analysis.

**B. The Program Is Not an Investment Contract**

If a financial arrangement is not classified as a traditional security, the courts typically examine whether it is an investment contract. *See, e.g.*, United *Housing Foundation, Inc. v. Forman*, 421 U.S. 837, 851-52 (1975). In *Securities and Exchange Commission v. W.J. Howey Co.*, the Supreme Court defined an investment contract as an investment of money in a common enterprise with an expectation of profits to come solely from the efforts of others. 328 U.S. 293, 299 (1946). The Program will not involve the offer of an investment contract, because Participants in the Program will not make an investment in a common enterprise, will not receive a return on their investment, and will have no expectation of profits. Rather, Participants will enter into the Program solely in connection with the purchase of a partially reinsured Stop-Loss Insurance Policy.

**1. Investment of Money**

The Supreme Court in *Howey* defined "investment" as: ". . . the placing of capital or laying out of money in a way intended to secure income or profit from its employment." *Howey*, 328 U.S. at 298 (quoting *State v. Gopher Tire & Rubber Co.*, 177 N.W. 937, 938 (Minn. 1920)). The amounts paid by a Participant in the Program will not meet this investment test. The ceded premiums do not represent capital laid out to secure income or profit, but instead represent payments for a product—i.e., partial reinsurance of the Participant's Stop-Loss Insurance Policy from HCC Life. The amounts ceded to the Cell cannot be varied at the discretion of the Participant. The amount of each Participant's premiums will be determined exclusively by HCC Life based on the Participant's insurance underwriting risk, not on the desirability of an investment or the expectation of a return. This distinguishes the operation of the Program from the arrangement in *Edwards*, in which investors purchased payphones and leased them back to the promoter in exchange for a fixed monthly payment. *Securities and Exchange Commission v. Edwards*, 540 U.S. 389, 391-92 (2004). In *Edwards*, the amount invested was determined by the investor, based on a promise to receive a fixed rate of return; here, Participants in the Cell will not have the opportunity to determine the amount ceded to the Cell and will receive no promise of a return on investment, fixed or otherwise.

The Division of Corporation Finance has previously agreed not to recommend enforcement action in several circumstances where premiums were set, as here, by an insurance carrier based on its assessment of risk.[13]

The ceded premiums will be drawn from the total premiums paid for the Stop-Loss Insurance Policy. Such ceded premiums will be used by the Cell to provide reinsurance on the Stop-Loss Insurance Policy, resulting in a lower risk for HCC Life and thereby reducing the overall cost of the Stop-Loss Insurance Policy to the Participant. Thus, participation in a Cell is not an independent investment, but merely a component of a transaction to acquire insurance. In *International Brotherhood of Teamsters v. Daniel*, 439 U.S. 551 (1979), the Court concluded that the investment prong of the *Howey* test was not met in a noncontributory, compulsory pension plan. The Court focused on whether the participants in such plan "chose to give up a specific consideration in return for a separable financial interest with the characteristics of a security." *Daniel*, 439 U.S. at 559. Here, as in *Daniel*, the Participants will not receive a "separable financial interest with the characteristics of a security." Instead, the Participants will purchase and consume medical stop-loss insurance from HCC Life, a portion of which is reinsured by the Company via the Cell. A Participant cannot maintain a relationship with the Company or the Cell without obtaining a Stop-Loss Insurance Policy from HCC Life. Thus, participation in the Cell is an arrangement by which a Participant pays premiums to acquire an insurance product that can limit its claims exposure.

**2. Expectation of Profit**

The Court has explained that the "expectation of profit" prong of the *Howey* test refers to "the profits that investors seek on their investment, not the profits of the scheme in which they invest. We used 'profits' in the sense of income or return, to include, for example, dividends, other periodic payments, or the increased value of the investment." *Edwards*, 540 U.S. at 394. As discussed above,[14] participation in a Cell will provide no such returns.

The Participants in the Program do not have an expectation of profits, but instead seek to reduce the cost of their Stop-Loss Insurance Policy from HCC Life by participating in a Cell. In *Forman*, the Supreme Court distinguished between cases where an investor is attracted by the prospects of a return and cases where a purchaser is motivated by a desire to use or consume the item purchased, noting that the securities laws do not apply in the latter cases. The *Forman* Court held that common stock in a housing cooperative was not an investment

[13] East Isles; American Re; KFC Mutual; American Bankers; HUTCO Insurance; NECA Insurance; Medmarc Mutual.

[14] Part II.A.1; II.A.5.

contract because the plaintiffs intended to acquire low-cost housing and not to receive a return on their money. 421 U.S. at 853. As discussed above,[15] the purpose for participating in the Program is to consume medical stop-loss insurance, not to receive returns on any investment. Furthermore, under the analysis articulated in *Forman*, any reduction in a Participant's insurance expense through the receipt of a distribution should not be considered "profits." Under *Forman*, "low rent attributable to state financial subsidies no more embodies income or profit attributes than other types of government subsidies." 421 U.S. at 855. Any reduction of a Participant's insurance expense as a result of a Cell distribution would be analogous to the lower rent resulting from state financial subsidies in *Forman*, because it is effectively a subsidy to reward a Cell's Participants for their collectively positive loss experience during the Underwriting Year. Thus, the Participants cannot expect to derive a "profit," as defined in *Forman*, from the Program. Furthermore, the Division of Corporation Finance has previously agreed not to recommend enforcement action in circumstances where the economic arrangement is structured, as here, to provide a partial reduction in the cost of an underlying product.[16]

The shareholders in *Forman* were promised a potential rebate consisting of, among other things, the excess of rental charges over expenses for portions of the cooperative-owned property. *Id.* at 856-57. Notwithstanding the existence of these potential rebates, the court found that the purchase of housing cooperative stock was not made with an expectation of profit. *Id.* The Participants in the Program may be eligible to receive a potential distribution constituting a partial refund of their ceded premiums. As described above,[17] Cell distributions will not exceed the amount of a Participant's ceded premiums, but rather will result in only a partial refund of the ceded premium. As in *Forman*, the potential for distributions does not indicate an expectation of profits, because (a) eligibility for such distributions will be determined solely by the loss experience of the Cell and (b) such distributions represent only partial refunds of the premiums paid rather than profits. The Division of Corporation Finance has agreed not to recommend enforcement action in similar circumstances where the insured parties could receive a return of premium payments through policyholder distributions.[18]

The *Forman* Court reached its decision even though the housing cooperative generated revenue from commercial enterprises within the cooperative, including parking lots and washing machines, and applied such revenue to offset the rents paid by cooperative

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[15] Part II.B.1.

[16] CommunitySun, LLC, August 29, 2011 ("CommunitySun").

[17] Part I.C.2.

[18] East Isles; American Re; SUBWAY Owners; KFC Mutual; Refuse Insurance; American Bankers; First Monetary; Energy Insurance; Casual Excess; Health Associations; HUTCO Insurance; NECA Insurance; Nuclear Electric; Medmarc Mutual; Nuclear Mutual.

members. The Court concluded that this incidental income used to offset rental charges was not an expectation of profits sufficient to require the application of the federal securities laws. The Court deemed this type of income "far too speculative and insubstantial to bring the entire transaction within the Securities Act." *Id.* at 856. Similarly, any interest or investment income earned on the ceded premiums held by a Cell would be (a) incidental to the primary purpose of reducing insurance costs by pooling risks and generating economies of scale and (b) speculative and insubstantial in proportion to the primary use of the ceded premiums to pay insurance claims. As discussed above,[19] although the Cell may invest the ceded premiums at its sole discretion (primarily in cash equivalents and low risk securities), the return on this investment will be used first to pay Cell expenses and taxes, which are expected to exhaust the amount of investment returns. In the unanticipated event that any interest or investment income remains available for distribution, the amount distributed would represent only an insubstantial, partial refund of a Participant's ceded premium. As described above,[20] Cell distributions will not exceed the amount of a Participant's ceded premiums. Any distributions made to a Participant will constitute a partial reduction in cost, not the "profit[] that investors seek on their investment," required by the *Edwards* Court. 540 U.S. at 394.

**3. Solely From the Efforts of Others**

The Program also fails to meet the test for an investment contract because any distribution to Participants will not result from the efforts of others. Any distributions received by a Participant will depend upon the level of claims and expenses incurred by the Cell and not on the efforts of the Company.

Although the *Howey* Court used the term "solely," to describe the efforts of others, such term has not been applied literally where the remedial purpose of the Securities Act would be circumvented. In *SEC v. Glenn W. Turner Enterprises, Inc.*, the court noted that "the word solely should not be read as a strict or literal limitation on the definition of an investment contract, but rather must be construed realistically" and that the proper inquiry is "whether the efforts made by those other than the investor are the undeniably significant ones, those essential managerial efforts which affect the failure or success of the enterprise." 474 F.2d 476, 482 (9th Cir. 1973). The Company's services to Participants in a Cell will be merely administrative, including such tasks as monitoring the Participants' accounts, purchasing cash equivalents and low risk securities to hold the ceded premiums and providing guidance on risk reduction strategies. The Company will not use any discretion or judgment to maximize a return to the Participants. These ministerial activities are not "undeniably

[19] Part I.C.
[20] Part I.C.2.

significant," and do not "affect the failure or success of the enterprise." The Division of Corporation Finance has agreed not to recommend enforcement action in similar circumstances where a participant in a reinsurance pool is eligible to receive a partial rebate based on policyholder distributions.[21]

In light of the above, we are of the opinion that the operation of the Program and the offer and sale of reinsurance through the Program do not constitute an "investment contract" as that term has been construed by the courts.

### C. Securities Exchange Act

The definition of "security" in Section 3(a)(10) of the Exchange Act is in all pertinent respects identical to the definition of that term in Section 2(a)(1) of the Exchange Act. Consequently, we are of the opinion that the operation of the Program and the offer and sale of reinsurance through the Program do not constitute a "security" for the reasons described herein.

## III. Conclusion

Based upon the foregoing, we respectfully request the Commission to concur in our opinion that the operation of the Program and the offer and sale of reinsurance through the Program do not involve the offer and sale of a security within the meaning of the Securities Act or constitute a security within the meaning of the Exchange Act.

If you have any comments or questions relating to the request, please do not hesitate to contact the undersigned at (303) 298-5740 or Brian Lane at (202) 887-3646.

Sincerely,



Robyn Zolman
of Gibson, Dunn & Crutcher LLP

REZ/BTM/tlg

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[21] East Isles, American Re.

cc: Brian J. Lane, Esq., Gibson, Dunn & Crutcher LLP
Alex Ludlow, Associate General Counsel, HCC Service Company, Inc.

101365284.16